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                            December 21, 2020

       Jonathan M. Pruzan
       Executive Vice President and Chief Financial Officer
       Morgan Stanley
       1585 Broadway
       New York, NY 10036

                                                        Re: Morgan Stanley
                                                            Registration
Statement on Form S-4
                                                            Filed December 4,
2020
                                                            File No. 333-251157

       Dear Mr. Pruzan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed December 4, 2020

       Cover Page

   1. Please disclose on the Cover Page and in the Question and Answer section what the cash valuation was for each
Eaton Vance share as of the date prior to the announcement of the merger and as of the
most practicable date prior to the date of the prospectus.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jonathan M. Pruzan
Morgan Stanley
December 21, 2020
Page 2

      Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-
3217 with any questions.



                                                         Sincerely,
FirstName LastNameJonathan M. Pruzan
                                                         Division of
Corporation Finance
Comapany NameMorgan Stanley
                                                         Office of Finance
December 21, 2020 Page 2
cc:       Marc Williams
FirstName LastName